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          UNITED STATES                           ------------------------------
SECURITIES AND EXCHANGE COMMISSION                         OMB APPROVAL
     WASHINGTON, D.C.  20549                      ------------------------------
                                                  OMB Number:          3235-0360
           FORM N-17f-2                           Expires:         July 31, 1994
                                                  Estimated average burden
     Certificate of Accounting of                 hours per response     ...0.05
       Securities and Similar                     ------------------------------
    Investments in the Custody of
   Management Investment Companies
 Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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  1. Investment Company Act File Number:                                                Date examination completed:

  811-6636                                                                               November 10, 1998
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  2. State identification Number:
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      AL                   AK                  AZ                   AR                  CA                    CO
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      CT                   DE                  DC                   FL                  GA                    HI
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      ID                   IL                  IN                   IA                  KS                    KY
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      LA                   ME                  MD                   MA                  MI                    MN
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      MS                   MO                  MT                   NE                  NV                    NH
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      NJ                   NM                  NY                   NC                  ND                    OH
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      OK                   OR                  PA                   RI                  SC                    SD
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      TN                   TX                  UT                   VT                  VA                    WA
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      WV                   WI                  WY                   PUERTO RICO
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      Other (specify):
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  3. Exact name of investment company as specified in registration statement:

  The Pakistan Investment Fund, Inc.
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  4. Address of principal executive office (number, street, city, state, zip code):


  1221 Avenue of the Americas, New York, New York  10019
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

     THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)



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                         REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Pakistan Investment Fund, Inc.


We have examined management's assertion about The Pakistan Investment Fund, Inc.'s (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 12, 1997 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as December 12, 1997, and the period from August 29, 1997 through December 12, 1997, with respect to agreement of purchases and sales of securities and similar investments, without prior notice to management:

- Confirmation of securities owned by the Fund and in the control of Morgan Stanley Trust Company (MSTC) with the sub-custodians and depository institutions, who, we were informed by management, are not affiliated with the Fund or MSTC. It was not possible to physically inspect or perform other procedures directed to the Fund's securities, because they are maintained by the various sub-custodians under an omnibus nominee account for all of MSTC's custodial customers;

- Confirmation or performance of alternative procedures for all securities and similar investments out for transfer with brokers, and/or transfer agents;

- Reconciliation of confirmation results as to all such securities and similar investments to the books and records of the Fund and MSTC;

- Agreement of 58 security and/or investment purchases and 47 security and/or investment sales or maturities since our last examination from the books and records of the 38 Morgan

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TO THE BOARD OF DIRECTORS OF
THE PAKISTAN INVESTMENT FUND, INC.
NOVEMBER 10, 1998


     Stanley Asset Management Inc. and the 6 Miller Anderson & Sherrerd, LLP sponsored investment funds requiring an examination by independent accountants under Rule 17f-2 and under the same accounting and custody control systems to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 12, 1997 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and should not be used for any other purpose.



PricewaterhouseCoopers LLP
New York, New York
November 10, 1998

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                   Management Statement Regarding Compliance with
              Certain Provisions of the Investment Company Act of 1940
              --------------------------------------------------------


We, as members of management of The Pakistan Investment Fund, Inc. (the
"Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of December 12, 1997.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 12, 1997 with respect to securities and similar investments reflected in the investment account of the Fund.



The Pakistan Investment Fund, Inc.



----------------------------------------
Michael F. Klein, Director and President




----------------------------------------
Joseph P. Stadler, Vice President


Date:  November 10, 1998.